Exhibit to Accompany
Item 77J
Form NSAR-B

Lifetime Achievement Fund, Inc.


According to the provisions of Statement of Position
93-2 SOP 93 - 2 Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies, the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at December
31, 2008, reclassifications were recorded to decrease paid-in capital by $58,322, decrease undistributed net investment loss by $627,244 and increase accumulated net realized loss on investments by $568,922.


This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.